金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited


GOLD
PEAK

3 October 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas regulatory announcement – Disposal of interest in an associate and a subsidiary of GP Industries Limited	8 September 2006
Online announcement - Suspension of Trading of the Company	8 September 2006
Announcement – Major transaction: Disposal of equity interests in Furukawa GP Auto Parts (HK) Limited by GP Industries Limited and in GP Auto Cable (Huizhou) Limited by GP Auto Parts Limited	11 September 2006
Circular – Discloseable transaction: Acquisition of CIHL shares by GP Industries Limited	11 September 2006
Overseas regulatory announcement – Joint announcement by GP Industries Limited and CIH Limited on the subject of proposed Scheme of Arrangement for the purpose of privatising CIH Limited under Section 210 of the Companies Act, Chapter 50 of Singapore	12 September 2006
Overseas regulatory announcement – Joint announcement by GP Industries Limited and CIH Limited on the subject of proposed Scheme of Arrangement for the purpose of privatising CIH Limited under Section 210 of the Companies Act, Chapter 50 of Singapore	28 September 2006
Announcement – Notice of extraordinary general meeting of the Company	29 September 2006

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

dlw 10/25

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Notice of a change of interest of a substantial shareholder of GP Industries Limited	29 September 2006
Circular – Major transaction: Disposal of equity interests in Furukawa GP Auto Parts (HK) Limited by GP Industries Limited and in GP Auto Cable (Huizhou) Limited by GP Auto Parts Limited	29 September 2006
AR1 – Annual Return of the Company	29 September 2006
AC1 – Statement of Particulars of Subsidiaries of the Company	29 September 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

DISPOSAL OF INTEREST IN AN ASSOCIATE AND A SUBSIDIARY

A. The disposal

The Directors of GP Industries Limited (the "Company") wish to announce that the Company has entered into an agreement (the "Agreement") with The Furukawa Electric Co. Ltd. ("FEC") pursuant to which the Company will dispose part of its interest in an associate and a subsidiary (the "Disposal"), as follows:

1) the Company will sell 18,600,000 shares of HK$1 each (the "Sale Shares") in the issued share capital of Furukawa GP Auto Parts (HK) Limited ("FGP"), which is equivalent to 30% of the entire issued share capital of FGP, to FEC for a cash consideration of approximately US$10.87 million (approximately S$17.2 million[1])(the "FGP Divestment"); and

2) subject to, *inter alia*, completion of the FGP Divestment, the Company will procure GP Auto Parts Limited ("GPAP"), a wholly-owned subsidiary of the Company, to sell its entire 90.42% interest (the "GPAC Interest") in GP Auto Cable (Huizhou) Limited ("GPAC") to FGP for a cash consideration of approximately HK$55.92 million (approximately S$11.4 million[1])(the "GPAC Transfer").

As a result of the Disposal, the Group's effective interest in FGP will decrease by 30% to 20% whereas its effective interest in GPAC will decrease by 72.34% to 18.08%.

B. Disclosures pursuant to Rule 1010 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Listing Manual")

The Disposal is a discloseable transaction pursuant to the Listing Manual and the disclosures are as follows:

1) FGP is an investment holding company incorporated in Hong Kong. The Company and FEC each owns a 50% interest in FGP since its incorporation in 1997. Currently, FGP holds the following investments:

   (a) a 50% interest in Shanghai Jinting Automobile Harness Limited ("Shanghai Jinting");

   (b) a 50% interest in Chongqing Changhua Automobile Harness Company Limited ("Chongqing Changhua"); and

   (c) a 20% interest in Tianjin Jinyu Electric Co., Ltd. ("Tianjin Jinyu").

   Shanghai Jinting, Chongqing Changhua and Tianjin Jinyu are incorporated in the People's Republic of China ("China") and are principally engaged in the manufacturing of automotive wire harness.

   GPAC is incorporated in China and is principally engaged in the manufacturing of automotive wire harness.

2) The aggregate consideration of approximately S$28.6 million for the Disposal was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset values of FGP and GPAC.

3) Save as disclosed below, there is no material condition attaching to the Disposal:

(a) Pursuant to the Agreement, the Company and FEC have also agreed that:

(i) on completion of the FGP Divestment, the Company and FEC will enter into a new shareholders' agreement in respect of FGP (the "New Shareholders' Agreement"). The Company and FEC will subscribe for 11,200,000 and 44,800,000 new shares of HK$1 each in the share capital of FGP to be issued at par for cash respectively, thereby increasing the issued share capital of FGP from HK$62 million to HK$118 million, of which HK$23.6 million and HK$94.4 million will be owned by the Company and FEC respectively;

(ii) subject to completion of the FGP Divestment, FEC will grant to the Company an option (the "GP Put Option") for the Company to sell its remaining 20% interest in FGP on the last business day of a period from the date of the New Shareholders' Agreement to the date immediately prior to the date being the 5th anniversary of the date of the New Shareholders' Agreement (both dates inclusive)(the "Option Period"), and the Company will grant to FEC an option (the "FEC Call Option") to buy the Company's remaining 20% interest in FGP at anytime during the Option Period. The exercise price of the GP Put Option and the FEC Call Option is the higher of (1) 20% of the net asset value of FGP as at the date when the GP Put Option or the FEC Call Option is exercised plus US$1.5 million, or (2) approximately HK$31.47 million plus US$1.5 million (approximately S$8.8 million[1] in aggregate); and

(iii) subject to, *inter alia*, completion of the FGP Divestment, FEC will procure Furukawa Automotive Parts Inc. ("FAP") to sell its entire 9.58% interest in GPAC to FGP for a cash consideration of approximately HK$5.92 million (approximately S$1.2 million[1]).

(b) Completions of the FGP Divestment and the GPAC Transfer, and the grants of the GP Put Option and the FEC Call Option shall be conditional upon the passing of the resolution by the shareholders of Gold Peak Industries (Holdings) Limited, the Company's holding company, in a general meeting approving the Agreement and the transactions contemplated thereunder.

(c) Completions of the GPAC Transfer and FAP's sale of its entire 9.58% interest in GPAC to FGP shall also be conditional upon the approval of the board of directors of GPAC and the approval of the transfer of interest in GPAC by the relevant authorities in China (where required).

4) As at 30 June 2006, the aggregate unaudited net asset value of the Sale Shares and the GPAC Interest amounted to approximately S$17.4 million[1], and the related net book value, after considering the attributable share of cumulative translation adjustment to be charged to profit and loss account upon the Disposal, amounted to approximately S$17.5 million.

5) The estimated net exceptional gain, after considering costs and expenses expected to be incurred in connection with the Disposal, of approximately S$7.2 million, will increase the Group's earnings per share for the financial year ending 31 March 2007 and net tangible assets. Proceeds from the Disposal will be applied towards the Group's general working capital purposes.

6) For the three months ended 30 June 2006, the aggregate net profits attributable to the effects of the Disposal amounted to approximately S$0.86 million.

7) Assuming that the Disposal had been effected on 31 March 2006, being the Company's most recently completed financial year, the net tangible assets per share as at 31 March 2006 would have increased from 77.9 Singapore cents to 79.6 Singapore cents.

8) Assuming that the Disposal had been effected on 1 April 2005, the basic earnings per share for the financial year ended 31 March 2006, being the Company's most recently completed financial year, would have increased from 4.33 Singapore cents to 6.15 Singapore cents.

9) Rationale for the Disposal is as follows:

Due to a change in strategy, FEC would like to step up its investment in China. As such, FEC would like to increase its shareholding in FGP and GPAC as part of the expansion programme in China and the Company's decision to partially divest its investment in FGP and transfer GPAP's interest in GPAC to FGP is made at the request of FEC.

10) None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transactions.

11) No director is proposed to be appointed to the Company as a result of the Disposal.

12) The relative figures pursuant to the Disposal computed on the bases set out in Rule 1006 of the Listing Manual ("Rule 1006") are as follows:

Rule 1006	Bases	Ratio
(a)	Aggregate net asset value of the Sale Shares and the GPAC Interest as at 30 June 2006 compared with the Group's net asset value as at 30 June 2006.	4.9%
(b)	Aggregate net profits attributable to the effects of the Disposal for the 3 months ended 30 June 2006 compared with the Group's net profits for the 3 months ended 30 June 2006.	14.6%
(c)	Aggregate value of consideration receivable, compared with the Company's market capitalisation.	8.9%
(d)	Not applicable	

C. Additional information

1) The Directors wish to summarise the organisational structure of the Group entities mentioned in this announcement as follows:

Existing



The Company
50%
100%
FGP
GPAP
50%
50%
20%
90.42%
Shanghai Jinting
Chongqing Changhua
Tianjin Jinyu
GPAC

After completion of the FGP Divestment and acquisition of GPAC by FGP as a wholly-owned subsidiary



The Company
20%
100%
FGP
GPAP
50%
50%
20%
100%
Shanghai Jinting
Chongqing Changhua
Tianjin Jinyu
GPAC

2) For information purposes only, the relative figures pursuant to the Disposal and exercise of the GP Put Option or the FEC Call Option (as mentioned in paragraph 3)(a)(ii) of section B) computed on the bases set out in Rule 1006 are as follows:

Rule 1006	Bases	Ratio
(a)	Aggregate net asset value of the 50% interest in FGP and the 90.42% interest in GPAC as at 30 June 2006 compared with the Group's net asset value as at 30 June 2006.	6.0%
(b)	Aggregate net profits attributable to the 50% interest in FGP and the 90.42% interest in GPAC for the 3 months ended 30 June 2006 compared with the Group's net profits for the 3 months ended 30 June 2006.	18.6%
(c)	Aggregate value of consideration receivable from the Disposal and exercise of the GP Put Option or the FEC Call Option, compared with the Company's market capitalisation.	Note 1
(d)	Not applicable	

Note 1: As above-mentioned, the exercise price of the GP Put Option and the FEC Call Option may be determined according to a future net asset value of FGP. Accordingly, it is

not possible to quantify the exact exercise price currently. However, assuming the exercise price is approximately S$8.8 million as above-mentioned, the ratio would have been approximately 11.6%.

D. Document available for inspection

A copy of the Agreement is available for inspection during normal business hours at the Company's registered office at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 for 3 months from the date of this announcement.

[1] For information purposes only, amounts denominated in US$ and HK$ have been translated into S$ at an exchange rate of 1.58 and 0.204 respectively.

By order of the Board

Tan San-Ju
Company Secretary
8 September 2006

GOLD PEAK<00040> - Suspension of Trading

At the request of Gold Peak Industries (Holdings) Limited (the"Company"), trading in its shares will be suspended with effect from 9:30 a.m. today (8/9/2006) pending the release of an announcement in relation to a major transaction of the Company.

JOINT ANNOUNCEMENT

GP INDUSTRIES LIMITED	**CIH LIMITED**
(Incorporated in the Republic of Singapore)	(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)	(Company Registration No. 199106357H)

PROPOSED SCHEME OF ARRANGEMENT (THE "SCHEME") FOR THE PURPOSE OF PRIVATISING CIH LIMITED UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE

Court Sanction of the Scheme

The respective boards of directors of GP Industries Limited ("**GPIL**") and CIH Limited ("**CIHL**") are pleased to announce that the Scheme has been sanctioned by the High Court of the Republic of Singapore. Subject to the lodgement of a copy of the Court Order with the Accounting and Corporate Regulatory Authority of Singapore, the Scheme is expected to become effective on or about 28 September 2006.

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the scheme document dated 11 August 2006 and despatched by CIHL to CIHL shareholders ("**CIHL Shareholders**") on 11 August 2006.

CIHL Books Closure Date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of CIHL will be closed at 5.00 p.m. on 27 September 2006 (the "**CIHL Books Closure Date**") for the purpose of determining the entitlements of Scheme Shareholders to the Consideration Shares and all CIHL Shareholders to the Special Dividend pursuant to the Scheme.

GPIL Books Closure Date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of GPIL will be closed at 5.00 p.m. on 27 September 2006 (the "**GPIL Books Closure Date**") for the purpose of determining the entitlements of GPIL Shareholders to the GPIL Dividend.

Implementation, Settlement and Registration of the Scheme

The following settlement and registration procedures will apply.

Entitled Scheme Shareholders whose Shares are not deposited with CDP

The number of Consideration Shares to be issued pursuant to the Scheme will be determined on the basis of Entitled Scheme Shareholders (not being Depositors) and their holdings of Shares appearing in the Register of Members as at 5.00 p.m. on the CIHL Books Closure Date. Scheme Shareholders (not being Depositors) who wish to participate in the Scheme and whose physical share certificates in respect of their Shares are not in their names or in the names of their nominees are requested to take all necessary action to ensure that the Shares owned by them are registered in their names or in the names of their nominees by the CIHL Books Closure Date.

From the Effective Date, each existing share certificate representing a former holding of Scheme Shares by the Entitled Scheme Shareholders (not being Depositors) will cease to be evidence of title to the Shares represented thereby. Within 21 days of the Effective Date, GPIL will send share certificates in respect of the Consideration Shares to be allotted and issued pursuant to the Scheme (fractions of a Consideration Share to be disregarded) by ordinary post to the addresses of the Entitled Scheme Shareholders (not being Depositors) as shown in the Register of Members as at 5.00 p.m. on the CIHL Books Closure Date or, in the case of joint holders, to the address of the first named holder, at the sole risk of such holders.

Entitled Scheme Shareholders whose Shares are deposited with CDP

CIHL Shareholders whose Securities Accounts with CDP are credited with their Shares as at 5.00 p.m. on the CIHL Books Closure Date need not take any action in respect of their holdings of Shares for the purposes of determining the number of Consideration Shares entitled under the Scheme. Their entitlements will be determined on the basis of the number of Shares standing to the credit of their Securities Accounts as at the CIHL Books Closure Date.

Entitled Scheme Shareholders (being Depositors) who have not already done so are requested to take the necessary action to ensure that the Scheme Shares owned by them are credited to their Securities Account by 5.00 p.m. on the CIHL Books Closure Date.

From the Effective Date, CDP will debit from each relevant Securities Account the number of Shares standing to the credit of the Securities Account of the relevant Entitled Scheme Shareholder (being a Depositor). Within 21 days of the Effective Date, CDP will credit each relevant Securities Account the number of Consideration Shares each Entitled Scheme Shareholder (being a Depositor) is entitled to receive (fractions of a Consideration Share to be disregarded) based on the number of Shares standing to the credit of his Securities Account as at the CIHL Books Closure Date.

Special Dividend

Entitlement to the Special Dividend will be determined on the basis of the CIHL Shareholder's holdings of Shares in the Register of Members as at the CIHL Books Closure Date. CIHL shall, not later than ten (10) Market Days after the Effective Date, make payment of the Special Dividend to each CIHL Shareholder on the basis set out below:

(a) for each CIHL Shareholder (not being a Depositor) entitled thereto by sending a cheque for the Special Dividend payable to such CIHL Shareholder made out in favour of such CIHL Shareholder by ordinary post to his address in the Register of Members of CIHL at the close of business on the CIHL Books Closure Date, at the sole risk of such CIHL Shareholder, or, in the case of joint CIHL Shareholders, to the first named CIHL Shareholder made out in favour of such CIHL Shareholder by ordinary post to his address in the Register of Members of CIHL at the close of business on the CIHL Books Closure Date, at the sole risk of such CIHL Shareholders; and

(b) for each CIHL Shareholder (being a Depositor) by making payment of the Special Dividend payable to such CIHL Shareholder to CDP. CDP shall (i) send to such CIHL

Shareholder, by ordinary post to his address in the Depository Register at the close of business on the CIHL Books Closure Date and at the sole risk of such CIHL Shareholder, a cheque for the payment of the Special Dividend made out in favour of such CIHL Shareholder, or (ii) in the case where such CIHL Shareholders have designated bank accounts for direct crediting of their dividends and other distributions, credit the relevant amount into the designated bank accounts of the CIHL Shareholder.

Payment of the GPIL Dividend

GPIL Shareholders with GPIL Shares standing to the credit of their Securities Accounts as at the GPIL Books Closure Date will have the cheques for payment of their entitlements to the GPIL Dividend despatched to them by CDP by ordinary post at their own risk or, in the case where such GPIL Shareholders have designated bank accounts for direct crediting of their dividends and other distributions, have the payment directly credited by CDP to their designated bank accounts.

GPIL Shareholders (other than CDP) whose names are registered in the Register of Members of GPIL as at the GPIL Books Closure Date will have the cheques for payment of their entitlements to the GPIL Dividend despatched to them by ordinary post at their own risk.

Important Events and Dates

CIHL Shareholders and GPIL Shareholders should note the following important events and dates:

Event	Date
Last day for trading of Shares	22 September 2006
CIHL Books Closure Date/ GPIL Books Closure Date	27 September 2006
Effective Date of the Scheme	28 September 2006
Date for the de-listing of the Shares	5 October 2006
Date for the payment of the Special Dividend	By 12 October 2006
Date for the allotment of the Consideration Shares	By 19 October 2006
Listing date of the Consideration Shares	By 20 October 2006
Date for the payment of the GPIL Dividend	By 30 October 2006

Responsibility Statements

The directors of GPIL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to CIHL) are fair and

accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GPIL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The directors of CIHL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to GPIL) are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of CIHL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

BY ORDER OF THE BOARD OF
GP INDUSTRIES LIMITED

Tan San-Ju
Company Secretary

BY ORDER OF THE BOARD OF
CIH LIMITED

Caroline Yeo
Company Secretary

12 September 2006
Singapore

JOINT ANNOUNCEMENT

GP INDUSTRIES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

CIH LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 199106357H)

PROPOSED SCHEME OF ARRANGEMENT (THE "SCHEME") FOR THE PURPOSE OF PRIVATISING CIH LIMITED UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE

The respective boards of directors of GP Industries Limited ("**GPIL**") and CIH Limited ("**CIHL**") are pleased to announce that the Scheme became effective on 28 September 2006 (the "**Effective Date**").

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the scheme document dated 11 August 2006 and despatched by CIHL to CIHL shareholders ("**CIHL Shareholders**") on 11 August 2006.

Transfer of Scheme Shares

On the Effective Date all the Scheme Shares were transferred to GPIL and/or its nominees (i) fully paid, free from all liens, equities, charges, encumbrances rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (ii) together with all rights attached thereto as at the Effective Date and thereafter attaching thereto, but excluding the right to receive and retain all dividends, rights and other distributions (if any) the record date of which falls before the Effective Date.

Allotment and Issue of Consideration Shares

In consideration for the transfer of the Scheme Shares GPIL will allot and issue 3.166 Consideration Shares to the Entitled Scheme Shareholders for each Scheme Share transferred (fractions of a Consideration Share to be disregarded) on 29 September 2006[1].

Share certificates for the Consideration Shares allotted and issued pursuant to the Scheme (fractions of a Consideration Share to be disregarded) shall be sent on 29 September 2006[1], which is a date not later than 21 days after the Effective Date, to:

(a) the Entitled Scheme Shareholders (not being Depositors) by ordinary post at their respective addresses shown in the Register as at 5.00 p.m. on 27 September 2006 (the "**CIHL Books Closure Date**") or, in the case of joint holders, to the address of the first named holder, at the sole risk of such holders; and

(b) the Depositors by sending the same to CDP.

---

[1] The dates are indicative and subject to change at the discretion of CIHL or GPIL as the case may be.

As on and from the Effective Date each existing certificate representing a former holding of the Scheme Shares shall cease to have effect as a document for title of the shares comprised therein and each of the Entitled Scheme Shareholders (not being Depositors) shall be bound at the request of GPIL to deliver the certificates for his holdings of the Scheme Shares for cancellation to the Share Registrar at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315.

Listing and Quotation of Consideration Shares

It is expected that the Consideration Shares will be listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") with effect from 9.00 a.m. on 2 October 2006[1].

Special Dividend

The Special Dividend will be paid for each Share held as at the CIHL Books Closure Date.

On 6 October 2006[1], which is a date not later than ten (10) Market Days after the Effective Date, the Company shall make payment of the Special Dividend to each CIHL Shareholder (whose entitlement to the Special Dividend will be determined on the basis of the CIHL Shareholder's holdings of Shares in the Register as at the CIHL Books Closure Date) as follows:

(a) for each CIHL Shareholder (not being a Depositor) by sending a cheque for the Special Dividend payable to such CIHL Shareholder made out in favour of such CIHL Shareholder by ordinary post to his address in the Register at the close of business on the CIHL Books Closure Date, at the sole risk of such CIHL Shareholder, or, in the case of joint CIHL Shareholders, to the first named CIHL Shareholder made out in favour of such CIHL Shareholder by ordinary post to his address in the Register at the close of business on the CIHL Books Closure Date, at the sole risk of such CIHL Shareholders; and

(b) for each CIHL Shareholder (being a Depositor) by making payment of the Special Dividend payable to such CIHL Shareholder to CDP. CDP shall (i) send to such Entitled Scheme Shareholder, by ordinary post to his address in the Depository Register at the close of business on the CIHL Books Closure Date and at the sole risk of such Entitled Scheme Shareholder, a cheque for the payment of the Special Dividend made out in favour of such Entitled Scheme Shareholder, or (ii) in the case where such Entitled Scheme Shareholders have designated bank accounts for direct crediting of their dividends and other distributions, credit the relevant amount into the designated bank accounts of the Entitled Scheme Shareholder.

De-listing of CIHL

On and from the Effective Date, GPIL will own all the Shares. The Shares will be de-listed and withdrawn from the Official List of the SGX-ST with effect from 9.00 a.m. on 5 October 2006[1].

Payment of the GPIL Dividend

GPIL is pleased to announce that, subject to GPIL receiving its entitlement to the Special Dividend, GPIL Shareholders will receive 8.038 Singapore cents for each GPIL Share (rounded

down to three decimal places) held as at 5.00 p.m. on 27 September 2006 (the "**GPIL Books Closure Date**").

GPIL Shareholders with GPIL Shares standing to the credit of their Securities Accounts as at the GPIL Books Closure Date will have the cheques for payment of their entitlements to the GPIL Dividend despatched to them by CDP by ordinary post at their own risk or, in the case where such GPIL Shareholders have designated bank accounts for direct crediting of their dividends and other distributions, have the payment directly credited by CDP to their designated bank accounts.

GPIL Shareholders (other than CDP) whose names are registered in the Register of Members of GPIL as at the GPIL Books Closure Date will have the cheques for payment of their entitlements to the GPIL Dividend despatched to them by ordinary post at their own risk.

Subject to GPIL receiving its entitlement to the Special Dividend the GPIL Dividend will be paid on 10 October 2006[1].

Responsibility Statements

The directors of GPIL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to CIHL) are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GPIL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The directors of CIHL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to GPIL) are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of CIHL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

BY ORDER OF THE BOARD OF
GP INDUSTRIES LIMITED

Tan San-Ju
Company Secretary

BY ORDER OF THE BOARD OF
CIH LIMITED

Caroline Yeo
Company Secretary

28 September 2006
Singapore


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at The Four Seasons Suite 8, 2nd Floor, Renaissance Kowloon Hotel, Hong Kong, 22 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong at 10:00 a.m. on October 19, 2006 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) the terms and conditions of the sale and purchase agreement dated September 7, 2006 entered into between GP Industries Limited as vendor and The Furukawa Electric Co. Ltd as purchaser (a copy of which has been produced to the EGM and marked "A" and initialed by any one director of the Company for the purpose of identification) (the "Sale and Purchase Agreement") be and are hereby approved, ratified and confirmed;

(b) all transactions contemplated under the Sale and Purchase Agreement and the implementation thereof be and are hereby approved, ratified and confirmed; and

(c) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the Sale and Purchase Agreement, and the transactions contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, September 29, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed with the circular of the Company dated September 29, 2006 despatched to the shareholders of the Company.

2. Any member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond Wong Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.


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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	29-Sep-2006 17:40:38
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	29-09-2006
2.	Name of Substantial Shareholder *	Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 29-09-2006

2. The change in the percentage level: From 86.953 % To 69.341 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details: Issue and allotment of new shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in percentage level is the result of an increase in issued capital of GP Industries Limited, which issued and allotted 116,758,482 new shares on 29 September 2006 pursuant to the Scheme of Arrangement for the purpose of privatising CIH Limited under Section 210 of the Companies Act, Cap. 50 of Singapore

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	399,715,443	0
As a percentage of issued share capital	86.953 %	0 %
No. of shares held after the change	399,715,443	0
As a percentage of issued share capital	69.341 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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公司註冊處
Companies Registry

Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form AR1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
13	09	2006

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

RECEIVED

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, N.T.

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

29/09/2006 15:07:08
Submission No.: 221050675/1
CR NO.: 0054055
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
212210065294	Cash	$140.00
Total Paid		$140.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

54055

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HKD4,681,121.08

(註 Note 11) ## 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) ## 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

股份類別 Class of Shares	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD400,000,000	549,285,067	HKD0.5	HKD274,642,533.50	HKD274,642,533.50
總值 Total	HKD400,000,000	549,285,067		HKD274,642,533.50	HKD274,642,533.50

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

54055

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares	Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please refer to the Attachment				
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

54055

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃文傑
英文姓名 Name in English	姓氏 Surname: Wong; 名字 Other Names: Man Kit
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat D, 16th Floor, Block 2, Tsui Chuk Garden, Kowloon
(註 Note 15) 電郵地址 E-mail Address	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E873240(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number

(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

54055

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity: √ 董事 Director / 候補董事 Alternate Director / 代替 Alternate to

中文姓名 Name in Chinese: 羅仲榮

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chung Wing Victor

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

House 22, Bella Vista,
Silver Terrace Road, DD229,
Lot 232, Silverstrand Beach,
Clearwater Bay, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E343873(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 吳崇安

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ng	Sung On Andrew

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: House No. A3, Manly Villa, No.38 Ocean Park Road, Hong Kong.

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A901723(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English: N/A

(註 Note 23) **地址 Address**: N/A
國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English: N/A

(註 Note 23) **地址 Address**: N/A
國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number: N/A
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	N/A

英文姓名 Name in English	N/A	N/A
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20)

住址 Residential Address	N/A	
		國家 Country

(註 Note 21)

電郵地址 E-mail Address	

(註 Note 22)

身份證明 Identification

a	香港身份證號碼 Hong Kong Identity Card Number	N/A

b	海外護照 Overseas Passport	N/A	N/A
		簽發國家 Issuing Country	號碼 Number

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	Abacus Share Registrars Limited Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b 債權證持有人登記冊 (如有的話) Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	04	2005		31	03	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes nil **Continuation Sheet(s) A,** nil **Continuation Sheet(s) B,** 11 **Continuation Sheet(s) C and** nil **Continuation Sheet(s) D.**

簽署 Signed：

姓名 Name： Wong Man Kit
~~董事 Director~~／秘書 Secretary *

日期 Date： 29 / 09 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 羅仲炳

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chung Ping Kevin

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: G/F., Flat E, 68A MacDonnell Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E335072(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 羅仲煒

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lo	Chung Wai Paul

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 19 Kent Road, Kowloon Tong, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E207160(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 梁伯全

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Leung	Pak Chuen

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

#18-03 Euro Asia Court 3,
7 River Valley Close,
Singapore 238431

國家 Country: Singapore

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E381673(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13 : 09 : 2006

日 DD 月 MM 年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 顧玉興

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Ku	Yuk Hing Richard

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat G, 9/F., Begonia Mansion,
Taikoo Wan Road, Taikoo Shing,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A846493(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 莊紹樑

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chuang	Siu Leung Andrew

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
Flat 2A, Hollywood Heights,
6 Old Peak Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862479(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 周國偉

英文姓名 Name in English:

Chau	Kwok Wai
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 5/F., The Primrose, 38 Rose Street, Yau Yat Chuen, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D063044(7)

b 海外護照 Overseas Passport

N/A	N/A
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director; ☐ 候補董事 Alternate Director; 代替 Alternate to:

中文姓名 Name in Chinese: 王維勤

英文姓名 Name in English:

Wong	Wai Kan
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat B, 23rd Floor, No.1 Homantin Hill, 1 Homantin Hill Road, Ho Man Tin, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E457857(4)

b 海外護照 Overseas Passport:

N/A	N/A
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 張定球

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Cheung	Ting Kau Vincent

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 51D, Mt. Kellett Road, The Peak, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D105941(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 呂明華

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lui	Ming Wah

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
Flat A & B, 16/F., Skylodge 1,
8 Yin Ping Road, Kowloon
國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A652463(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 陳志聰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chan	Chi Chung

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

Flat 01, 16/F., Block A,
Villa Lotto, No.18 Broadwood Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D060687(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ARI

本申報表日期 Date of Return

13	09	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 陳其鑣

英文姓名 Name in English

Chan	Kei Biu
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

House 34, Villa Castell,
20 Yau King Lane,
Tai Po Kau, Tai Po,
New Territories

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E984090(0)

b 海外護照 Overseas Passport

N/A	N/A
簽發國家 Issuing Country	號碼 Number

公司註冊處
Companies Registry

Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form AC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	03	2006
日 DD	月 MM	年 YYYY

本陳述書包括 ____ 頁附表。

This Statement includes 7 page(s) of Schedule.

RECEIVED
2006 OCT 15 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 29 / 09 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building,
30 Kwai Wing Road, Kwai Chung
N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

29/09/2006 15:07:08
Submission No/Seq No: 221050675/3
CR No: 0054055
Sh. Form. AC1

Form AC1

公司編號 Company Number
54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Industries Limited	Republic of Singapore	Ordinary	87%	
Celestion International Limited	United Kingdom	Ordinary		100%
Ditton Industries (UK) Limited	United Kingdom	Ordinary		100%
Famingo Pte Limited	Republic of Singapore	Ordinary		100%
Fancy Luck Investment Limited	Hong Kong	Ordinary		100%
Giant Fair Investment Limited	Hong Kong	Ordinary		100%
GP Acoustics GmbH	Germany	Ordinary		100%
GP Acoustics Limited	British Virgin Island	Ordinary		100%
GP Acoustics (HK) Limited	Hong Kong	Ordinary		100%
GP Acoustics (Singapore) Pte Limited	Republic of Singapore	Ordinary		100%
GP Acoustics (UK) Limited	United Kingdom	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP International Marketing Pte Ltd.	Republic of Singapore	Ordinary		100%
GP Auto Cable (Huizhou) Ltd.	PRC	Ordinary		90%
GP Auto Parts Limited	Hong Kong	Ordinary		100%
GP Electronics (China) Limited	Hong Kong	Ordinary		100%
GP Electronics (HK) Limited	Hong Kong	Ordinary		100%
GP Electronics (Huizhou) Ltd	PRC	Ordinary		70%
GP Electronics (Huizhou) Co. Ltd.	PRC	Ordinary		89%
GP Precision Parts (Huizhou) Co., Ltd.	PRC	Ordinary		70%
GPE International Limited	Hong Kong	Ordinary		100%
GP Electronics (SZ) Limited	PRC	Ordinary		100%
Goldmax International Limited	Hong Kong	Ordinary		100%
Huizhou GP Wiring Technology Ltd	PRC	Ordinary		80%
KEF America, Inc.	America	Ordinary		70%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
KEF Audio (UK) Limited	United Kingdom	Ordinary		100%
Key Win Industrial Limited	Hong Kong	Ordinary		100%
KH Manufacturing (UK) Limited	United Kingdom	Ordinary		100%
Nike Enterprises Limited	Hong Kong	Ordinary		100%
Povan International Limited	British Virgin Islands	Ordinary		100%
Pro Audio Times Theatre Limited	Hong Kong	Ordinary		100%
Smart Tech International Limited	Hong Kong	Ordinary		100%
Whitehill Industries Limited	Hong Kong	Ordinary		100%
Celestion (China) Limited	Hong Kong	Ordinary		100%
Ditton Asia Limited	Hong Kong	Ordinary		100%
Ever Fortune Limited	Cayman Islands	Ordinary		100%
Goldtek International Investment Limited	Hong Kong	Ordinary		100%
GP Electronics (Holdings) Limited	Cayman Islands	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ditton International Limited	Hong Kong	Ordinary		100%
GPE Technology (Canada) Inc.	Canada	Ordinary		100%
Grand Prix Limited	Hong Kong	Ordinary		100%
Whitehill Investment Limited	Hong Kong	Ordinary	100%	
CIH Limited	Republic of Singapore	Ordinary		68%
Ample Technique Sdn Bhd	Malaysia	Ordinary		100%
Ashton Investments Pte Limited	Republic of Singapore	Ordinary		100%
Bowden (Australia) Pty Limited	Australia	Ordinary		100%
Bowden China Limited	PRC	Ordinary		100%
Bowden Industries (China) Limited	Hong Kong	Ordinary		100%
Bowden Industries Limited	Hong Kong	Ordinary		100%
Bowden Switchgear (Hong Kong) Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Bowden Univolt Extrusion (China) Limited	PRC	Ordinary		100%
Burgess Investments Limited	Bahamas	Ordinary		100%
Clipsal Marketing (Private) Limited	Sri Lanka	Ordinary		51%
Dragon Star Enterprises Limited	British Virgin Islands	Ordinary		100%
Easy Charm Limited	Hong Kong	Ordinary		100%
Enventure Limited	British Virgin Islands	Ordinary		100%
Fortune Way Development Limited	British Virgin Islands	Ordinary		100%
Foshan G.P. Electrical Industries Co., Ltd.	PRC	Ordinary		100%
GE Bowden China Co. Ltd	PRC	Ordinary		100%
Gourmets of Asia Limited	Hong Kong	Ordinary		100%
GP Lighting Technology (HK) Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Lighting Technology (Huizhou) Limited	PRC	Ordinary		90%
GP Lighting Technology (Shanghai) Limited	PRC	Ordinary		100%
Pacific Fame Investments Limited	British Virgin Islands	Ordinary		100%
Pinberry Investments Limited	British Virgin Islands	Ordinary		100%
Refour Group Limited	British Virgin Islands	Ordinary		100%
Regal Trinity Limited	British Virgin Islands	Ordinary		100%
Star Bright Technology Limited	Hong Kong	Ordinary		100%
Tarway Two Pty Limited	Australia	Ordinary		100%
Bowden Holdings Limited	Bermuda	Ordinary	100%	
Gold Peak Group Limited	Hong Kong	Ordinary		100%
GP eBiz Limited	Cayman Islands		100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP EBiz Limited	Hong Kong	Ordinary		100%
GP Intellectual Properties Corporation	British Virgin Islands	Ordinary	100%	
GP Technologies Limited	Hong Kong	Ordinary	100%	
HBS Marketing (Asia) Limited	Hong Kong	Ordinary	100%	
International Resolute Company Limited	Hong Kong	Ordinary	100%	
KH Technology Corporation	Cayman Islands	Ordinary	100%	
Makinen Properties Limited	British Virgin Islands	Ordinary	100%	
Peak Power Investment Limited	Hong Kong	Ordinary	100%	
Triwish Limited	British Virgin Islands	Ordinary		100%
Yukind Investment Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

MAJOR TRANSACTION: DISPOSAL OF EQUITY INTERESTS IN FURUKAWA GP AUTO PARTS (HK) LIMITED BY GP INDUSTRIES LIMITED AND IN GP AUTO CABLE (HUIZHOU) LIMITED BY GP AUTO PARTS LIMITED

On September 7, 2006, GP Industries entered into the Sale and Purchase Agreement with the Purchaser pursuant to which (a) GP Industries had conditionally agreed to sell to the Purchaser and the Purchaser had conditionally agreed to purchase from GP Industries its 30% interest in Furukawa GP for a cash consideration of US$10.87 million (or approximately HK$84.32 million) payable on or before the Completion; (b) the Purchaser had conditionally agreed to grant a Put Option to GP Industries in respect of the Option Shares; (c) GP Industries had conditionally agreed to grant a Call Option to the Purchaser in respect of the Option Shares; and (d) GP Industries had conditionally agreed to procure GP Auto to sell its 90.42% interest in GP Auto (Huizhou) to Furukawa GP for a cash consideration of HK$55.92 million payable on or before the Completion (collectively, the "Transaction").

The aggregate consideration for the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser together with the exercise of the Put Option or the Call Option and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP pursuant to the Sale and Purchase Agreement amounts to approximately HK$183.35 million, on the assumption that the Option Price is HK$31.47 million plus US$1.5 million (i.e. approximately HK$43.11 million in aggregate). As a result, the Transaction constitutes a major transaction for the Company under Chapter-14 of the Listing Rules and is therefore required to be made conditional on Shareholders' approval pursuant to Rule 14.40 of the Listing Rules.

A circular containing, among other things, further details of the Disposal and the notice of extraordinary general meeting of the Company will be despatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares has been suspended from 9:30 a.m. on September 8, 2006 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on September 12, 2006.

INTRODUCTION

On September 7, 2006, GP Industries entered into the Sale and Purchase Agreement with the Purchaser pursuant to which (a) GP Industries had conditionally agreed to sell to the Purchaser and the Purchaser had conditionally agreed to purchase from GP Industries its 30% interest in Furukawa GP for a cash consideration of US$10.87 million (or approximately HK$84.32 million) and payable on or before the Completion; (b) the Purchaser had conditionally agreed to grant a Put Option to GP Industries in respect of the Option Shares; (c) GP Industries had conditionally agreed to grant a Call Option to the Purchaser in respect of the Option Shares; and (d) GP Industries had conditionally agreed to procure GP Auto to sell its 90.42% interest in GP Auto (Huizhou) to Furukawa GP for a cash consideration of HK$55.92 million and payable on or before the Completion and the Purchaser had agreed to procure FAP to sell its 9.58% interest in GP Auto (Huizhou) to Furukawa GP for a cash consideration of HK$5.93 million.

THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchaser Agreement.

Date:
September 7, 2006

Parties:
Vendor: GP Industries
Purchaser: The Furukawa Electric Co. Ltd

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Purchaser and the ultimate beneficial owner of the Purchaser are third parties independent of the Company and connected persons of the Company.

Assets being disposed

(1) The Sale Shares, representing 30% equity interest in Furukawa GP; and

(2) The PRC JV Interest, representing approximately 90.42% equity interest in GP Auto (Huizhou).

Put and Call Options

Subject to the Completion, the Purchaser will grant a Put Option to GP Industries which will entitle GP Industries to sell the remaining 20% shareholding in Furukawa GP to the Purchaser for the Option Price. The Put Option may be exercised on the last Business Day of the period from the date of the New Shareholders' Agreement to the date immediately prior to the date being the 5th anniversary of the date of the New Shareholders' Agreement (both dates are inclusive).

Subject to the Completion, GP Industries will grant a Call Option to the Purchaser which will entitle the Purchaser to purchase the remaining 20% shareholding in Furukawa GP from GP Industries for the Option Price. The Call Option may be exercised at any time during the period from the date of the New Shareholders' Agreement to the date immediately prior to the date being the 5th anniversary of the date of the New Shareholders' Agreement (both dates are inclusive).

Consideration

(1) In respect of the Sale Shares, US$10.87 million (or approximately HK$84.32 million) in cash and payable in one lump-sum payment on or before the Completion; and

(2) In respect of the PRC JV Interest, HK$55.92 million in cash and payable in one lump-sum payment on or before the Completion.

The consideration for the Sale Shares and the PRC JV Interest was determined after arm's length negotiations based on the net asset value of the Sale Shares and the PRC JV Interest with a premium taking into consideration the future prospect of automotive harness business.

Conditions

Completion of the Transaction shall be conditional upon the passing of the resolution by Shareholders in general meeting approving the Sale and Purchase Agreement and the transactions contemplated thereunder.

Completion of the transfer of PRC JV Interest shall be conditional upon the approval of the board of directors of GP Auto (Huizhou); and the approval of the transfer of PRC JV Interest by the relevant PRC authorities (where required).

Completion

Completion will take place on the 5th Business Day immediately after the condition of the Sale and Purchase Agreement as set out in the section headed "Conditions" of this announcement have been fulfilled.

Completion of the sale and purchase of the PRC JV Interest will take place on the 5th Business Day immediately after the condition of the Sale and Purchase Agreement as set out in the section headed "Conditions" of this announcement have been fulfilled or the Business Day immediately after the date of approval of the transfer of PRC JV Interest by the relevant PRC authorities (where required), whichever is the later.

Increase of share capital of Furukawa GP

After completion, the share capital of Furukawa GP shall be increased by HK$56 million for the purpose of financing Furukawa GP to purchase the PRC JV Interest, out of which HK$44.8 million shall be paid by the Purchaser and HK$11.2 million shall be paid by GP Industries which shall be funded by internal sources.

EFFECT ON SHAREHOLDING STRUCTURE

The shareholding structure of the Group immediately before and after Completion are set out as follows:

Shareholding Structure of the Group immediately before completion of the Sale and Purchase Agreement including the exercise of the Put Option or the Call Option:


The Company
87%
The Purchaser
GP Industries
50%
50%
98%
100%
FAP
Furukawa GP
GP Auto
9.58%
90.42%
GP Auto
(Huizhou)

Shareholding Structure of the Group immediately after completion of the Sale and Purchase Agreement including the exercise of the Put Option or the Call Option:


The Purchaser
The Company
98%
100%
87%
FAP
Furukawa
GP
GP Industries
100%
100%
GP Auto
(Huizhou)
GP Auto

INFORMATION ON FURUKAWA GP

Furukawa GP is an investment holding company. It holds investments in several PRC-incorporated entities that engage in the manufacturing and sale of automotive wire harness.

Furukawa GP is an associate of the Company before the completion of the Disposal and will continue to be an associate of the Company after the completion of the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP. After the exercise of the Put Option or the Call Option, Furukawa GP will cease to be an associate of the Company.

INFORMATION ON GP AUTO (HUIZHOU)

GP Auto (Huizhou) is a limited liability company incorporated in the PRC. It is principally engaged in the manufacturing and sale of automotive harness.

Upon completion of the Transaction, GP Auto (Huizhou) will cease to be a subsidiary of GP Industries and the Company.

SUMMARY OF FINANCIAL RESULTS OF FURUKAWA GP

A summary of the audited results of Furukawa GP for the two years ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	2005
	HK$'000	*HK$'000*
Turnover	22,815	3,812
Profit before tax	24,121	1,891
Profit after tax	24,121	1,891

The audited net asset value of Furukawa GP as at December 31, 2005 was approximately HK$68.8 million.

SUMMARY OF FINANCIAL RESULTS OF GP AUTO (HUIZHOU)

A summary of the audited results of GP Auto (Huizhou) for the two years ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	2005
	HK$'000	*HK$'000*
Turnover	477,765	435,215
Profit before tax	2,514	7,285
Profit after tax	2,212	6,411

The audited net asset value of GP Auto (Huizhou) as at December 31, 2005 was approximately HK$58.6 million.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

GP Industries intends to use the proceeds of the Disposal (including the exercise of the Put Option or the Call Option) for general working capital purposes.

The Group is expected to record an unaudited gain upon disposal of its 30% interest in Furukawa GP and its 90.42% interest in GP Auto (Huizhou) of approximately HK$30 million in aggregate for the year ending March 31, 2007. After the increase of share capital of Furukawa GP by 11,200,000 shares of HK$11.2 million and if the Put Option or the Call Option is exercised, the Group is expected to record a further unaudited gain of approximately HK$10 million on the assumption that the Option Price is HK$43.11 million based on 20% of the net asset value of Furukawa GP as at July 31, 2006, which shall be approximately HK$20.27 million.

REASONS AND BENEFITS FOR THE DISPOSAL

Due to a change in strategy, the Purchaser would like to step up its investment in PRC. As such, the Purchaser would like to increase its shareholding in Furukawa GP as part of the expansion programme in PRC. It was also the intention of the Company to adjust its investment strategy as the business of Furukawa GP has been declining in 2005. The Directors believe that the Disposal has a positive impact in streamlining the Company's asset portfolio.

The Directors are of the opinion that the terms of the Sale and Purchase Agreement (including the consideration) are fair and reasonable and on normal commercial terms and that the entering into of the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company which held approximately 87% interest in GP Industries as at the date of this announcement.

The disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser together with the exercise of the Put Option or the Call Option and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP pursuant to the Sale and Purchase Agreement constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is therefore required to be made conditional on Shareholders' approval pursuant to Rule 14.40 of the Listing Rules.

A circular containing, among other things, further details of the Disposal and the notice of extraordinary general meeting of the Company will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares has been suspended from 9:30 a.m. on September 8, 2006 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on September 12, 2006.

DEFINITIONS

"Board"	the board of Directors
"Business Day"	a day, not being a general holiday for the purpose of the General Holidays Ordinance (Cap 149), on which The Hong Kong and Shanghai Banking Corporation Limited is open for normal banking business in Hong Kong
"Call Option"	the call option for sale of the Option Shares granted by GP Industries to the Purchaser pursuant to the Sale and Purchase Agreement
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose Shares are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the sale and purchase of the Sale Shares in accordance with the Sale and Purchase Agreement
"Directors"	directors of the Company
"Disposal"	the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser together with the exercise of the Put Option or the Call Option and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP pursuant to the Sale and Purchase Agreement
"FAP"	Furukawa Automotive Parts Inc.
"Furukawa GP"	Furukawa GP Auto Parts (HK) Limited, an associate of GP Industries
"GP Auto"	GP Auto Parts Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of GP Industries and the holding company of GP Auto (Huizhou)
"GP Auto (Huizhou)"	GP Auto Cable (Huizhou) Limited, a company incorporated in the PRC and a subsidiary of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87% owed subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shareholders' Agreement"	the new shareholders' agreement of Furukawa GP to be entered into between GP Industries and the Purchaser on Completion, which will supercede the Joint Venture Basic Agreement dated August 26, 1997 entered into between GP Industries and the Purchaser in relation to Furukawa GP
"Option Price"	the consideration for sale of the Option Shares pursuant to either the Put Option or the Call Option payable by the Purchaser to GP Industries, which is equivalent to the higher of the followings: (a) the value of the net assets of Furukawa GP attributable to the Option Shares (currently 20% of the entire issued share capital) as at the date which either the Put Option or the Call Option is exercised plus US$1.5 million; or (b) HK$31.47 million plus US$$1.5 million (i.e. approximately HK$43.11 million in aggregate)
"Option Shares"	12,400,000 shares beneficially owned by GP Industries, together with additional 11,200,000 shares to be issued to GP Industries by Furukawa GP as a result of the increase of share capital of Furukawa GP pursuant to Sale and Purchase Agreement (i.e. 23,600,000 shares) which is equivalent to 20% of the entire issued share capital of Furukawa GP as at the date of Completion, together with any other shares, stocks or other securities in Furukawa GP or in any other company which are derived from the Option Shares or which are distributed by Furukawa GP in respect of the Option Shares and any shares, stocks and other securities for the time being representing the same by reason of any alteration in the share capital of Furukawa GP
"PRC"	the People's Republic of China
"PRC JV Interest"	approximately 90.42% interest in GP Auto (Huizhou) and beneficially owned by GP Auto, which is the entire interest owned by GP Auto in GP Auto (Huizhou)
"Purchaser"	The Furukawa Electric Co. Ltd
"Put Option"	the put option for the sale of Option Shares granted by the Purchaser to GP Industries pursuant to the Sale and Purchase Agreement
"Sale and Purchase Agreement"	a sale and purchase agreement dated September 7, 2006 entered into between GP Industries and the Purchaser in relation to the Disposal
"Sale Shares"	18,600,000 shares in Furukawa GP which is equivalent to 30% of the entire issued share capital of Furukawa GP as at the date of the Sale and Purchase Agreement beneficially owned by GP Industries
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Translation of US$ into HK$ is based on the exchange rate of HK$7.76 to US$1.00. Such translations should not be construed as a representation that the relevant amounts have been, could have been, or could be converted at that or any other rate or at all.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, September 11, 2006

www.goldpeak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIAT[illegible]

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Gold Peak Industries (Holdings) Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

MAJOR TRANSACTION:
DISPOSAL OF EQUITY INTERESTS IN FURUKAWA GP AUTO PARTS (HK) LIMITED BY GP INDUSTRIES LIMITED AND IN GP AUTO CABLE (HUIZHOU) LIMITED BY GP AUTO PARTS LIMITED

A notice convening the Extraordinary General Meeting to be held at The Four Seasons Suite 8, 2nd Floor, Renaissance Kowloon Hotel, Hong Kong, 22 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong at 10:00 a.m. on October 19, 2006 is set out on pages 21 and 22 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

September 29, 2006


caringcompany

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	the board of Directors
"Business Day"	a day, not being a general holiday for the purpose of the General Holidays Ordinance (Cap.149), on which The Hongkong and Shanghai Banking Corporation Limited is open for normal banking business in Hong Kong
"Call Option"	the call option for sale of the Option Shares granted by GP Industries to the Purchaser pursuant to the Sale and Purchase Agreement
"CIHL"	CIH Limited (formerly known as "Clipsal Industries (Holdings) Limited"), a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 71.5% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose Shares are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the sale and purchase of the Sale Shares in accordance with the Sale and Purchase Agreement
"Directors"	directors of the Company
"Disposal"	the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser together with the exercise of the Put Option or the Call Option and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP pursuant to the Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, passing of the ordinary resolution to approve the Disposal
"FAP"	Furukawa Automotive Parts Inc.

"Furukawa GP"	Furukawa GP Auto Parts (HK) Limited, an associate of GP Industries
"GP Auto"	GP Auto Parts Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of GP Industries and the holding company of GP Auto (Huizhou)
"GP Auto (Huizhou)"	GP Auto Cable (Huizhou) Limited, a company incorporated in the PRC and a subsidiary of GP Industries
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.2% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87% owed subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	September 26, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shareholders' Agreement"	the new shareholders' agreement of Furukawa GP to be entered into between GP Industries and the Purchaser on Completion, which will supercede the Joint Venture Basic Agreement dated August 26, 1997 entered into between GP Industries and the Purchaser in relation to Furukawa GP

"Option Price"	the consideration for sale of the Option Shares pursuant to either the Put Option or the Call Option payable by the Purchaser to GP Industries, which is equivalent to the higher of the followings: (a) the value of the net assets of Furukawa GP attributable to the Option Shares (currently 20% of the entire issued share capital) as at the date which either the Put Option or the Call Option is exercised plus US$1.5 million; or (b) HK$31.47 million plus US$1.5 million (i.e. approximately HK$43.11 million in aggregate)
"Option Shares"	12,400,000 shares of Furukawa GP beneficially owned by GP Industries, together with additional 11,200,000 shares of Furukawa GP to be issued to GP Industries by Furukawa GP as a result of the increase of share capital of Furukawa GP pursuant to the Sale and Purchase Agreement (i.e. 23,600,000 shares of Furukawa GP in aggregate) which is equivalent to 20% of the entire issued share capital of Furukawa GP as at the date of Completion, together with any other shares, stocks or other securities in Furukawa GP or in any other company which are derived from the Option Shares or which are distributed by Furukawa GP in respect of the Option Shares and any shares, stocks and other securities for the time being representing the same by reason of any alteration in the share capital of Furukawa GP
"PRC"	the People's Republic of China
"PRC JV Interest"	an approximately 90.42% interest in GP Auto (Huizhou) and beneficially owned by GP Auto, which is the entire interest owned by GP Auto in GP Auto (Huizhou)
"Purchaser"	The Furukawa Electric Co. Ltd
"Put Option"	the put option for the sale of Option Shares granted by the Purchaser to GP Industries pursuant to the Sale and Purchase Agreement
"Sale and Purchase Agreement"	a sale and purchase agreement dated September 7, 2006 entered into between GP Industries and the Purchaser in relation to the Disposal

"Sale Shares"	18,600,000 shares in Furukawa GP which is equivalent to 30% of the entire issued share capital of Furukawa GP as at the date of the Sale and Purchase Agreement beneficially owned by GP Industries
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Translation of US$ into HK$ is based on the exchange rate of HK$7.76 to US$1.00. Such translations should not be construed as a representation that the relevant amounts have been, could have been, or could be converted at that or any other rates.


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

September 29, 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION: DISPOSAL OF EQUITY INTERESTS IN FURUKAWA GP AUTO PARTS (HK) LIMITED BY GP INDUSTRIES LIMITED AND IN GP AUTO CABLE (HUIZHOU) LIMITED BY GP AUTO PARTS LIMITED

INTRODUCTION

By an announcement dated September 11, 2006, the Directors announced that, on September 7, 2006, GP Industries entered into the Sale and Purchase Agreement with the Purchaser pursuant to which (a) GP Industries had conditionally agreed to sell to the Purchaser and the Purchaser had conditionally agreed to purchase from GP Industries its 30% interest in Furukawa GP for a cash consideration of US$10.87 million (or approximately HK$84.32 million) and payable on or before the Completion; (b) the Purchaser had

conditionally agreed to grant a Put Option to GP Industries in respect of the Option Shares; (c) GP Industries had conditionally agreed to grant a Call Option to the Purchaser in respect of the Option Shares; and (d) GP Industries had conditionally agreed to procure GP Auto to sell its 90.42% interest in GP Auto (Huizhou) to Furukawa GP for a cash consideration of HK$55.92 million and payable on or before the Completion and the Purchaser had agreed to procure FAP to sell its 9.58% interest in GP Auto (Huizhou) to Furukawa GP for a cash consideration of HK$5.93 million.

The purpose of this circular is to provide Shareholders with details of the Disposal and other information in compliance with the requirements of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchaser Agreement.

Date:

September 7, 2006

Parties:

Vendor: GP Industries

Purchaser: The Furukawa Electric Co. Ltd

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Purchaser and the ultimate beneficial owner of the Purchaser are third parties independent of the Company and connected persons of the Company.

Assets being disposed:

(1) The Sale Shares, representing a 30% equity interest in Furukawa GP; and

(2) The PRC JV Interest, representing approximately 90.42% equity interest in GP Auto (Huizhou).

Put and Call Options:

Subject to the Completion, the Purchaser will grant a Put Option to GP Industries which will entitle GP Industries to sell the remaining 20% shareholding in Furukawa GP to the Purchaser for the Option Price. The Put Option may be exercised on the last Business Day of the period from the date of the New Shareholders' Agreement to the date immediately prior to the date being the 5th anniversary of the date of the New Shareholders' Agreement (both dates are inclusive).

Subject to the Completion, GP Industries will grant a Call Option to the Purchaser which will entitle the Purchaser to purchase the remaining 20% shareholding in Furukawa GP from GP Industries for the Option Price. The Call Option may be exercised at any time during the period from the date of the New Shareholders' Agreement to the date immediately prior to the date being the 5th anniversary of the date of the New Shareholders' Agreement (both dates are inclusive).

Consideration:

(1) In respect of the Sale Shares, US$10.87 million (or approximately HK$84.32 million) in cash and payable in one lump-sum payment on or before the Completion; and

(2) In respect of the PRC JV Interest, HK$55.92 million in cash and payable in one lump-sum payment on or before the Completion.

The consideration for the Sale Shares and the PRC JV Interest was determined after arm's length negotiations based on the net asset value of the Sale Shares and the PRC JV Interest with a premium taking into consideration the future prospect of automotive harness business.

Conditions:

Completion shall be conditional upon the passing of the resolution by Shareholders in a general meeting approving the Sale and Purchase Agreement and the transactions contemplated thereunder.

Completion of the transfer of PRC JV Interest shall be conditional upon the approval of the board of directors of GP Auto (Huizhou); and the approval of the transfer of PRC JV Interest by the relevant PRC authorities (where required).

Completion:

Completion will take place on the 5th Business Day immediately after the conditions of the Sale and Purchase Agreement as set out in the section headed "Conditions" of this circular have been fulfilled.

Completion of the sale and purchase of the PRC JV Interest will take place on the 5th Business Day immediately after the conditions of the Sale and Purchase Agreement as set out in the section headed "Conditions" of this circular have been fulfilled or the Business Day immediately after the date of approval of the transfer of PRC JV Interest by the relevant PRC authorities (where required), whichever is the later.

Increase of share capital of Furukawa GP:

After Completion, the share capital of Furukawa GP shall be increased by HK$56 million for the purpose of financing Furukawa GP to purchase the PRC JV Interest, out of which HK$44.8 million shall be paid by the Purchaser and HK$11.2 million shall be paid by GP Industries which shall be funded by internal sources.

EFFECT ON SHAREHOLDING STRUCTURE

The shareholding structure of the Group immediately before and after Completion are set out as follows:

Shareholding Structure of the Group immediately before completion of the Sale and Purchase Agreement including the exercise of the Put Option or the Call Option:


The Company
87%
The Purchaser
GP Industries
50%
50%
98%
100%
FAP
Furukawa GP
GP Auto
9.58%
90.42%
GP Auto
(Huizhou)

Shareholding Structure of the Group immediately after completion of the Sale and Purchase Agreement including the exercise of the Put Option or the Call Option:


The Purchaser
98%
100%
FAP
Furukawa GP
100%
GP Auto (Huizhou)
The Company
87%
GP Industries
100%
GP Auto

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company which held an approximately 87% interest in GP Industries as at the Latest Practicable Date.

INFORMATION ON FURUKAWA GP

Furukawa GP is an investment holding company. It holds investments in several PRC-incorporated entities that engage in the manufacturing and sale of automotive harness.

Furukawa GP is an associate of the Company before the completion of the Disposal and will continue to be an associate of the Company after the completion of the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP. After the exercise of the Put Option or the Call Option, Furukawa GP will cease to be an associate of the Company.

INFORMATION ON GP AUTO (HUIZHOU)

GP Auto (Huizhou) is a limited liability company incorporated in the PRC. It is principally engaged in the manufacturing and sale of automotive harness.

Upon completion of the Disposal, GP Auto (Huizhou) will cease to be a subsidiary of GP Industries and the Company.

SUMMARY OF FINANCIAL RESULTS OF FURUKAWA GP

A summary of the audited results of Furukawa GP for the two years ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	**2005**
	HK$'000	*HK$'000*
Turnover	22,815	3,812
Profit before tax	24,121	1,891
Profit after tax	24,121	1,891

The audited net asset value of Furukawa GP as at December 31, 2005 was approximately HK$68.8 million.

SUMMARY OF FINANCIAL RESULTS OF GP AUTO (HUIZHOU)

A summary of the audited results of GP Auto (Huizhou) for the two years ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	**2005**
	HK$'000	*HK$'000*
Turnover	477,765	435,215
Profit before tax	2,514	7,285
Profit after tax	2,212	6,411

The audited net asset value of GP Auto (Huizhou) as at December 31, 2005 was approximately HK$58.6 million.

REASONS AND BENEFITS FOR THE DISPOSAL

Due to a change in strategy, the Purchaser would like to step up its investment in PRC. As such, the Purchaser would like to increase its shareholding in Furukawa GP as part of its expansion programme in PRC. It was also the intention of the Company to adjust its investment strategy as the business of Furukawa GP has been declining in 2005. The Directors believe that the Disposal has a positive impact in streamlining the Company's asset portfolio.

The Directors are of the opinion that the terms of the Sale and Purchase Agreement (including the consideration) are fair and reasonable and on normal commercial terms and that the entering into of the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

GP Industries intends to use the proceeds of the Disposal (including the exercise of the Put Option or the Call Option) for general working capital purposes.

The Group is expected to record an unaudited gain upon disposal of its 30% interest in Furukawa GP and its 90.42% interest in GP Auto (Huizhou) of approximately HK$30 million in aggregate for the year ending March 31, 2007. After the increase of share capital of Furukawa GP by 11,200,000 shares of HK$11.2 million and if the Put Option or the Call Option is exercised, the Group is expected to record a further unaudited gain of approximately HK$10 million on the assumption that the Option Price is HK$43.11 million based on 20% of the net asset value of Furukawa GP as at July 31, 2006, which shall be approximately HK$20.27 million.

EGM

The aggregate consideration for the disposal by GP Industries of its 30% interest in Furukawa GP to the Purchaser together with the exercise of the Put Option or the Call Option and the disposal by GP Auto of its 90.42% interest in GP Auto (Huizhou) to Furukawa GP pursuant to the Sale and Purchase Agreement amounts to approximately HK$183.35 million, on the assumption that the Option Price is HK$31.47 million plus US$1.5 million (i.e. approximately HK$43.11 million in aggregate). As a result, the Disposal constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is therefore required to be made conditional on Shareholders' approval pursuant to Rule 14.40 of the Listing Rules. An EGM will be convened to approve the Sale and Purchase Agreement and the transactions contemplated thereunder. As none of the Shareholders are interested in the Disposal, no Shareholder will be required to abstain from voting in the EGM.

Set out on pages 21 and 22 of this circular is a notice of the EGM to be held at The Four Seasons Suite 8, 2nd Floor, Renaissance Kowloon Hotel, Hong Kong, 22 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong at 10:00 a.m. on October 19, 2006 for the purpose of considering and, if thought fit, passing the proposed resolution.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and, in any event, not later than 48 hours before the time appointed for holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting in person if you so wish.

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:–

(a) by the chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on the Shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

RECOMMENDATION

The Directors are of the opinion that the transactions contemplated under the Sale and Purchase Agreement are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the terms of the Sale and Purchase Agreement and all transactions contemplated thereunder.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in Appendix I to this circular and the notice of the EGM.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held			Percentage shareholding in the issued share capital of the Company
	Personal interests	Family interests	Total interests	(%)
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	–	1,600,000
Andrew NG Sung On	–	1,600,000
Kevin LO Chung Ping	650,000	1,000,000
Paul LO Chung Wai	650,000	1,000,000
LEUNG Pak Chuen	–	–
Richard KU Yuk Hing	–	500,000
Andrew CHUANG Siu Leung	–	500,000
CHAU Kwok Wai	500,000	600,000
Raymond WONG Wai Kan	–	1,000,000
Vincent CHEUNG Ting Kau	300,000	400,000
LUI Ming Wah	250,000	300,000
Frank CHAN Chi Chung	–	–
CHAN Kei Biu	–	–

(ii) **Associated Corporations**

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	–	–	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	–	–
Paul LO Chung Wai	80,000	0.07	–	–	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	–	–	70,000	0.02
Andrew CHUANG Siu Leung	–	–	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	152,000	0.12	–	–
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	860,000	0.19
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–	–	–

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of			
	S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	–	–	–	170,000

Name of Director	Number of CIHL shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from 25 May 2002 to 24 May 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.62 with option period from 4 April 2003 to 3 April 2011	S$0.55 with option period from 14 August 2003 to 13 August 2012	S$0.88 with option period from 15 September 2004 to 14 September 2013	S$1.03 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	-	-	-	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to

have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances of general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
CIHL	Belvedire Pty Ltd.	17.27
KEF America Inc.	The Chainin Family Limited Partnership	27.14

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
GP Precision Parts (Huizhou) Co., Ltd.	Huizhou Desay Industry Co., Ltd.	30.00
GP Electronics (Huizhou) Ltd.	Huizhou Desay Industry Co., Ltd.	15.00
	World Perfect International Ltd.	15.00
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
	Huizhou Desay Industry Co., Ltd.	10.00
GP Electronics (Huizhou) Co., Ltd.	Desay Group Corporation	5.00
GP Auto Cable (Huizhou) Ltd.	Furukawa Automotive Parts Inc.	9.58
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a) a sale and purchase agreement dated October 21, 2004 entered between WhiteRock Investments I Limited ("WhiteRock") and the Company in relation to the transfer of 23,910,177 shares in GP Industries from WhiteRock to the Company;

(b) a sale and purchase agreement dated December 13, 2004 entered between GP Industries and others in relation to the disposal of its entire 41.56% interest in Jiangsu Toppower Automotive Electronics Co., Ltd.;

(c) three share purchase agreements all dated March 7, 2005 entered between Tarway Two Pty. Ltd., an indirect subsidiary of the Company as vendor and each of Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard as respective purchaser in relation to the disposal of an aggregate 21% interest in Gerard Corporation Pty. Ltd;

(d) a loan agreement dated March 7, 2005 entered into between Tarway Two Pty. Ltd., Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard in relation to the repayment of loan in the sum of A$45.6 million by Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard to Tarway Two Pty. Ltd;

(e) a sale and purchase agreement dated June 23, 2005 entered among the shareholders of Bright Target Technology Limited, Lighthouse Technologies Limited, CIHL and the Company in relation to the acquisition of the entire issued share capital of Bright Target Technology Limited by Lighthouse Technologies Limited; and

(f) the Sale and Purchase Agreement.

7. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8. INDEBTEDNESS

At the close of business on July 31, 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$2,734 million. These borrowings comprised secured bank loans of approximately HK$10 million and unsecured bank borrowings of approximately HK$2,724 million.

As at July 31, 2006, the Group had contingent liabilities in respect of export bills and invoices discounted with recourse and guarantees given to banks in respect of banking facilities extended to associated companies in aggregate of approximately HK$148 million.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange at the close of business on July 31, 2006.

Save as aforesaid, there are no charges on any assets of the Group.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, none of the companies in the Group had any material debt securities, borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or other similar indebtedness, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on July 31, 2006.

The Directors confirm that there are no material changes in the indebtedness or contingent liabilities of the Group since July 31, 2006.

9. WORKING CAPITAL

The Directors are of the opinion that, taking account of the Group's available credit facilities, cash on hand and the proceeds from the Disposal, the Group has, in the absence of unforeseeable circumstances, sufficient working capital for its present requirements.

10. BUSINESS PROSPECT

Volatile material prices will continue to affect the Group's businesses. Appreciation of the Chinese Renminbi will increase the costs in the PRC and increased interest rates will continue to affect the Group's borrowing costs. High metal prices will continue to affect GP Batteries' operating margins in the coming months while keen competition in most sectors makes it difficult to pass cost increase to customers.

GP Industries will continue to focus on further strengthening of core businesses by investing into new product development, intensifying cost improvement activities and strengthening GP Industries' sales and distribution capabilities. With this strategy, the outlook for GP Industries is improving despite the difficult market environment.

11. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up to and including October 19, 2006:

(a) the memorandum and articles of association of the Company;

(b) the contracts referred to in the sub-section headed "Material Contracts" above;

(c) the annual reports of the Company for the financial years ended March 31, 2005 and 2006; and

(d) a circular of the Company dated September 11, 2006 in relation to the acquisition of CIHL shares by GP Industries.


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at The Four Seasons Suite 8, 2nd Floor, Renaissance Kowloon Hotel, Hong Kong, 22 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong at 10:00 a.m. on October 19, 2006 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:-

(a) the terms and conditions of the sale and purchase agreement dated September 7, 2006 entered into between GP Industries Limited as vendor and The Furukawa Electric Co. Ltd as purchaser (a copy of which has been produced to the EGM and marked "A" and initialed by any one director of the Company for the purpose of identification) (the "Sale and Purchase Agreement") be and are hereby approved, ratified and confirmed;

(b) all transactions contemplated under the Sale and Purchase Agreement and the implementation thereof be and are hereby approved, ratified and confirmed; and

(c) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the Sale and Purchase Agreement, and the transactions contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, September 29, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed.

2. Any member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond Wong Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

此乃要件　請即處理

閣下對本通函如有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之**金山工業(集團)有限公司**股份，閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號：40)


GOLD
PEAK

主要交易：
GP工業有限公司出售於
古河金山電裝(香港)有限公司
之股本權益及金山汽配工業有限公司
出售於惠州金山電裝有限公司之股本權益

金山工業(集團)有限公司謹訂於二零零六年十月十九日上午十時正假座香港九龍尖沙咀梳士巴利道22號香港九龍萬麗酒店二樓四季廳8廳舉行股東特別大會，大會通告載於本通函第二十一頁至第二十二頁。無論閣下能否出席大會，務請閣下按隨附之代表委任表格上印備之指示填妥該表格，並於該大會或其任何續會指定舉行時間48小時前盡快交回本公司之註冊辦事處。倘閣下欲出席大會，填妥及交回代表委任表格並不妨礙閣下親身出席股東大會或任何續會及於會上投票。

二零零六年九月二十九日


商界展關懷
caringcompany 2002-06

目　錄

頁次

釋　義

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「董事局」	指	董事局
「營業日」	指	並非公眾假期條例（第149章）所指之公眾假期，且為香港上海匯豐銀行有限公司於香港運作進行一般銀行業務之日子
「認購權」	指	根據買賣協議，GP工業就出售購股權股份授予買方之認購權
「CIHL」	指	CIH Limited（前稱奇勝工業（集團）有限公司），於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約71.5%之附屬公司
「本公司」	指	金山工業（集團）有限公司（股份代號：40），其股份於聯交所主板上市
「完成」	指	根據買賣協議完成買賣銷售股份
「董事」	指	本公司董事
「出售」	指	GP工業出售其於古河金山30%權益予買方連同行使認沽權或認購權，以及金山汽配根據買賣協議出售其於惠州金山90.42%權益予古河金山
「股東特別大會」	指	本公司將舉行之股東特別大會，以考慮並酌情通過同意出售之普通決議案
「日本古河」	指	日本古河汽車配件有限公司

「古河金山」	指	古河金山電裝(香港)有限公司,為GP工業之聯營公司
「金山汽配」	指	金山汽配工業有限公司,於香港註冊成立之有限公司,為GP工業之全資附屬公司及惠州金山之控股公司
「惠州金山」	指	惠州金山電裝有限公司,於中國註冊成立之公司及GP工業之附屬公司
「金山電池」	指	金山電池國際有限公司,於新加坡註冊成立之有限公司,其股份於新加坡證券交易所上市,為GP工業擁有約49.2%之聯營公司
「GP工業」	指	GP工業有限公司,於新加坡註冊成立之有限公司,其股份於新加坡證券交易所上市,並為本公司擁有約87%權益之附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零六年九月二十六日,即確定此通函之部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新股東協議」	指	GP工業與買方將於完成時訂立之古河金山新股東協議,其將取代GP工業與買方就古河金山所訂立日期為一九九七年八月二十六日之合營企業基本協議

「購股權價格」 指 買方就根據認沽權或認購權出售購股權股份應付予GP工業之代價，相當於以下較高者：

(a) 於認沽權或認購權獲行使之日購股權股份（現為全部已發行股本之20%）應佔古河金山之資產淨值價值加1,500,000美元；或

(b) 31,470,000港元加1,500,000美元（即合共約43,110,000港元）

「購股權股份」 指 GP工業實益擁有之12,400,000股古河金山股份，連同古河金山根據買賣協議將發行予GP工業之額外11,200,000股古河金山股份（即合共23,600,000股古河金山股份）相當於完成當日古河金山全部已發行股本20%，連同購股權股份或古河金山就分派購股權股份所產生之古河金山或任何其他公司之任何其他股份、股票或其他證券，以及任何因古河金山股本變動而不時產生之任何股份、股票及其他證券

「中國」 指 中華人民共和國

「中國合營企業權益」 指 金山汽配實益擁有惠州金山約90.42%權益，即金山汽配於惠州金山擁有之全部權益

「買方」 指 古河電氣工業株式會社

「認沽權」 指 根據買賣協議，買方向GP工業授予銷售購股權股份之認沽權

「買賣協議」 指 GP工業與買方就出售所訂立日期為二零零六年九月七日之買賣協議

「銷售股份」	指	18,600,000股古河金山股份，相當於GP工業於買賣協議日實益擁有之30%古河金山全部已發行股本
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司股本中每股面值0.5港元之普通股
「股東」	指	股份持有人
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

美元兑港元之款額按匯率7.76港元兑1.00美元換算，並僅供參考用途。有關兑換並不代表有關款額已經或可能或應按該匯率或任何其他匯率換算。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)


GOLD
PEAK

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

** 獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

主要交易:
GP工業有限公司出售於
古河金山電裝(香港)有限公司
之股本權益及金山汽配工業有限公司
出售於惠州金山電裝有限公司之股本權益

緒言

於日期為二零零六年九月十一日之公佈中,董事公佈於二零零六年九月七日,GP工業與買方訂立買賣協議,據此(a) GP工業有條件同意向買方出售,而買方有條件同意向GP工業購買其於古河金山之30%權益,現金代價為10,870,000美元(或約84,320,000

港元），須於完成或之前支付；(b)買方有條件同意就購股權股份授予GP工業一項認沽權；(c) GP工業有條件同意就購股權股份授予買方一項認購權；及(d) GP工業有條件同意促使金山汽配出售其於惠州金山之90.42%權益予古河金山，現金代價為55,920,000港元，須於完成或之前支付，而買方則同意促使日本古河出售其於惠州金山之9.58%權益予古河金山，現金代價為5,930,000港元。

此通函目的為向股東提供出售詳情及其他就遵守上市規則要求之資料。

買賣協議

以下為買賣協議主要條款之概要。

日期：

二零零六年九月七日

訂約方：

賣方： GP工業

買方： 古河電氣工業株式會社

本公司確認，據董事於作出一切合理查詢後所深知、得悉及確信，買方及買方之最終實益擁有人為獨立於本公司及其關連人仕之第三者。

所出售之資產：

(1) 銷售股份，相當於古河金山30%股本權益；及

(2) 中國合營企業權益，相當於惠州金山約90.42%股本權益。

認沽權及認購權：

待完成後，買方將授予GP工業一項認沽權，賦予GP工業可按購股權價格出售古河金山餘下20%股權予買方之權利。認沽權可由訂立新股東協議日期起至緊接新股東協議訂立日期五週年前之日期（包括首尾兩日）止期間之最後一個營業日行使。

待完成後，GP工業將授予買方一項認購權，賦予買方權利按購股權價格向GP工業購買古河金山餘下20%股權。認購權可由訂立新股東協議日期起至緊接新股東協議訂立日期五週年前之日期（包括首尾兩日）止期間隨時行使。

代價：

(1) 就銷售股份而言，代價為現金10,870,000美元（或約84,320,000港元），須於完成或之前一筆過繳付；及

(2) 就中國合營企業權益而言，代價為現金55,920,000港元，須於完成或之前一筆過繳付。

銷售股份及中國合營企業權益代價，乃根據銷售股份及中國合營企業權益之資產淨值及考慮汽車配線業務前景而作出溢價調整後，經公平磋商釐定。

條件：

買賣協議須待股東於股東大會通過決議案批准買賣協議及據此擬進行之交易，方告完成。

轉讓中國合營企業須待惠州金山董事會批准，及有關中國當局批准轉讓中國合營企業權益（如需要）後方告完成。

完成：

於緊隨本通函「條件」一節所述買賣協議之條件達成後第五個營業日，買賣協議即完成。

買賣中國合營企業權益將會於緊隨本通函「條件」一節所述買賣協議之條件達成後第五個營業日，或緊隨獲有關中國當局批准轉讓中國合營企業權益（如需要）日期後之營業日（以較後者為準）完成。

古河金山股本之增加:

於完成後,古河金山之股本將增加56,000,000港元,作為古河金山收購中國合營企業權益之融資,其中44,800,000港元由買方付出,其餘11,200,000港元由GP工業內部資源撥付。

對股權架構之影響

本集團於完成前及緊隨完成後之股權架構載列如下:

本集團於買賣協議完成及行使認沽權或認購權前之股權架構:


本公司
87%
買方
GP工業
50%
50%
98%
100%
日本古河
古河金山
金山汽配
9.58%
90.42%
惠州金山

本集團於緊隨買賣協議完成及行使認沽權或認購權後之股權架構：


買方
98%
100%
日本古河
古河金山
100%
惠州金山
本公司
87%
GP工業
100%
金山汽配

本公司資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及買賣電池、電子及音響產品、汽車配線、電纜、照明系統產品及發光二極管顯示屏。GP工業為本公司之主要投資公司，於最後實際可行日期，本公司持有GP工業約87%權益。

古河金山之資料

古河金山為一間投資控股公司，持有多間在中國註冊成立及主要從事製造及銷售汽車配線之實體之投資。

古河金山於交易完成前為本公司之聯營公司，於GP工業完成出售古河金山之30%權益予買方及金山汽配完成出售其於惠州金山之90.42%權益予古河金山後，古河金山將繼續為本公司之聯營公司。於認沽權或認購權獲行使後，古河金山將不再為本公司之聯營公司。

惠州金山之資料

惠州金山為於中國註冊成立之有限公司，主要從事製造及銷售汽車配線。

於出售完成後，惠州金山將不再為GP工業及本公司之附屬公司。

古河金山之財務業績概要

以下為古河金山於截至二零零五年十二月三十一日止兩個年度之經審核業績概要：

	截至十二月三十一日止年度	
	二零零四年	二零零五年
	千港元	*千港元*
營業額	22,815	3,812
除稅前溢利	24,121	1,891
除稅後溢利	24,121	1,891

古河金山於二零零五年十二月三十一日之經審核資產淨值約為68,800,000港元。

惠州金山之財務業績概要

以下為惠州金山於截至二零零五年十二月三十一日止兩個年度之經審核業績概要：

	截至十二月三十一日止年度	
	二零零四年	二零零五年
	千港元	*千港元*
營業額	477,765	435,215
除稅前溢利	2,514	7,285
除稅後溢利	2,212	6,411

惠州金山於二零零五年十二月三十一日之經審核資產淨值約為58,600,000港元。

出售之理由及利益

買方改變策略，擬增加其於中國之投資。因此，買方有意增加其所持有古河金山之股權作為於中國擴展計劃之一部份。而古河金山之業務於二零零五年下跌，令本公司有意改變其投資策略。董事相信出售為公司之資產組合帶來正面的影響。

董事認為買賣協議之條款（包括代價）屬公平合理及按照正常商業條款訂立，而訂立買賣協議符合本公司及股東整體利益。

出售之所得款項用途及財務影響

GP工業擬將出售（包括行使認沽權或認購權）所得款項用作一般營運資金。

本集團預期將於截至二零零七年三月三十一日止年度就出售其於古河金山之30%權益及於惠州金山之90.42%權益錄得未經審核收益合共約30,000,000港元。於古河金山股本增加11,200,000股（金額為11,200,000港元）後，若認沽權或認購權獲行使，假設購股權價格為43,110,000港元，及基於古河金山於二零零六年七月三十一日之資產淨值20%（即約20,270,000港元）計算，本集團將進一步錄得未經審核收益約10,000,000港元。

股東特別大會

假設購股權價格為31,470,000港元另加1,500,000美元（即合共約43,110,000港元），GP工業出售其於古河金山30%權益予買方連同行使認沽權或認購權，以及金山汽配根據買賣協議出售其於惠州金山90.42%權益予古河金山之總代價約為183,350,000港元。因此，根據上市規則第14章，出售構成本公司一項主要交易，須根據上市規則第14.40條獲股東批准後，方可作實。本公司將召開股東特別大會，藉以批准買賣協議及據此擬進行之交易。由於沒有股東就出售擁有權益，因此沒有股東不獲准於股東特別大會上投票。

股東特別大會通告載於本通函第二十一至第二十二頁。股東特別大會謹訂於二零零六年十月十九日上午十時正假座香港九龍尖沙咀梳士巴利道22號香港九龍萬麗酒店二樓四季廳8廳舉行，藉以考慮及酌情通過提呈之決議案。

茲隨附股東特別大會代表委任表格。無論　閣下能否出席該大會，務請　閣下按代表委任表格印列之指示將其填妥，及在大會指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會妨礙　閣下親身出席股東特別大會（或其任何續會）及於會上投票。

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(a)　大會主席；或

(b) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(c) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一之親身出席股東或受委代表；或

(d) 一名或以上持有獲授予權利可於會上表決之股份之親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除被要求以投票方式表決外，當會議主席宣佈該項決議案以舉手方式獲通過或一致通過、或獲某指定大多數通過、或不獲通過，並將此載入本公司會議進行記錄簿冊內，則該記錄即為該事實的確證，而無須證明該項決議所得的贊成票或反對票的數目及比例。投票要求可被撤回。

推薦建議

董事相信買賣協議下之交易乃符合本公司及其股東之整體利益。故此，董事推薦股東投票贊成於股東特別大會上提呈之普通決議案以批准買賣協議下之交易。

附加資料

敬請　閣下留意本通函內附錄一所載之附加資料及股東特別大會通告。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零六年九月二十九日

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	所持股份數目 個人權益	 家族權益	 合計權益	所佔本公司已發行股本百份比 (%)
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目	
	1.17港元認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	–	1,600,000
吳崇安	–	1,600,000
羅仲炳	650,000	1,000,000
羅仲煒	650,000	1,000,000
梁伯全	–	–
顧玉興	–	500,000
莊紹樑	–	500,000
周國偉	500,000	600,000
王維勤	–	1,000,000
張定球	300,000	400,000
呂明華	250,000	300,000
陳志聰	–	–
陳其鑣	–	–

(ii) 關聯公司

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 (%)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (%)	所持CIHL普通股份數目	所佔CIHL已發行股本百份比 (%)	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 (%)
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	233,363	0.18	860,000	0.19
張定球	20,000	0.02	–	–	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410新加坡元認購期由二零零二年三月十七日至二零一零年三月十六日	1.600新加坡元認購期由二零零二年十月十一日至二零一零年十月十日	1.250新加坡元認購期由二零零四年八月五日至二零一二年八月四日	2.500新加坡元認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之CIHL股份數目 2.025新加坡元認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456新加坡元認購期由二零零二年四月十四日至二零一零年四月十三日	0.62新加坡元認購期由二零零三年四月四日至二零一一年四月三日	0.55新加坡元認購期由二零零三年八月十四日至二零一二年八月十三日	0.88新加坡元認購期由二零零四年九月十五日至二零一三年九月十四日	1.03新加坡元認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉），或根據證券及期貨條例第352條須記入

該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益或淡倉。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目 *(股數)*	所佔本公司已發行股本百份比 *(%)*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 *(%)*
CIHL	Belvedire Pty Ltd.	17.27
KEF America Inc.	The Chainin Family Limited Partnership	27.14

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	吳淑英	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	9.58
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4.　董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5.　服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

6. 重大合約

下列合約(於日常業務中訂立之合約除外)為本集團成員於最後實際可行日期前兩年內訂立之重大或可能重大合約:

(a) WhiteRock Investments I Limited(「WhiteRock」)與本公司就WhiteRock轉讓23,910,177股GP工業股份予本公司訂立之買賣協議,日期為二零零四年十月二十一日;

(b) GP工業及其他人士就出售於江蘇天寶汽車電子有限公司之全部41.56%權益訂立之買賣協議,日期為二零零四年十二月十三日;

(c) 由賣方Tarway Two Pty. Ltd.(本公司之一間間接附屬公司)及買方Gerard Products Pty. Ltd.、Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就有關出售於Gerard Corporation Pty. Ltd.共21%權益訂立之三份股份購買協議,日期均為二零零五年三月七日;

(d) 由Tarway Two Pty. Ltd.、Gerard Products Pty. Ltd.、Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就Gerard Products Pty. Ltd.、Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard償還金額合共45,600,000澳元之貸款予Tarway Two Pty. Ltd.而訂立之貸款協議,日期為二零零五年三月七日;

(e) 由Bright Target Technology Limited股東、兆光科技有限公司、CIHL及本公司就兆光科技有限公司收購Bright Target Technology Limited之全部已發行股份而訂立之買賣協議,日期為二零零五年六月二十三日;及

(f) 買賣協議

7. 訴訟

於最後實際可行日期,本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁,就董事所知,本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

8. 債務

於二零零六年七月三十一日營業時間結束時,即本文件列印前就作出本債務聲明而言之最後實際可行日期,本集團有未償還借款約2,734,000,000港元。該等借款包括有抵押銀行貸款約10,000,000港元及無抵押銀行借款約2,724,000,000港元。

於二零零六年七月三十一日，本集團就可追溯折現出口單據及就各聯營公司所獲銀行備用額所作出之擔保所產生或然負債合共約148,000,000港元。

外幣款項已按二零零六年七月三十一日營業時間結束時之匯率換算為港元。

除以上所述，本集團並無抵押任何資產。

除上文或本文所披露者外，不計及本集團內公司間之負債，於二零零六年七月三十一日營業時間結束時，本集團旗下各公司概無任何重大之債券、借款或借貸包括銀行透支及承兑借貸（日常貿易票據除外）或承兑信貸或其他同類債務、債權證、按揭、抵押、租購承擔、擔保或其他重大或然負債。

董事確認，本集團之債項或或然負債自二零零六年七月三十一日起概無任何重大變動。

9. 營運資金

經考慮本集團之可用信貸、持有之現金及出售所得款項，董事認為，在無不可預料之情況下，本集團具備充足營運資金以應付現時所需。

10. 展望

原材料價格波動將繼續影響本集團部份業務。人民幣不斷升值將增加本集團在中國內地之成本，而利率高企亦繼續加重其借貸成本。金屬價格高企，將於未來數月持續影響金山電池之營運邊際利潤，而激烈之市場競爭使金山電池難以將成本增加轉嫁其顧客。

GP工業透過增加投資開發新產品、進一步控制成本及強化銷售和分銷能力，從而繼續致力鞏固其核心業務。雖然市況困難，GP工業憑著這個策略，前景正得到改善。

11. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及香港特許秘書公會資深會員。

(b) 本公司之合資格會計師為周國偉先生。周國偉先生為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

12. 備查文件

以下文件由本通函日起直至二零零六年十月十九日(包括當日)之營業時間內(公眾假期除外)於本公司之註冊辦事處供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本附錄內「重大合約」一段內所列之合約；

(c) 本公司截至二零零五年及二零零六年三月三十一日止兩個年度之年報；及

(d) 本公司日期為二零零六年九月十一日有關GP工業收購CIHL股份之通函。


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

茲通告金山工業(集團)有限公司(「本公司」)謹訂於二零零六年十月十九日上午十時正假座香港九龍尖沙咀梳士巴利道22號香港九龍萬麗酒店二樓四季廳8廳舉行股東特別大會(「股東特別大會」),藉以考慮並酌情通過下列本公司以普通決議案方式提呈之決議案(不論是否作出修訂):

普通決議案

「**動議:**

(a) 謹此同意、批准及確認於二零零六年九月七日,由GP工業作為賣方及古河電氣工業株式會社作為買方所訂立之買賣協議(經由本公司任何一位董事簡簽以資識別及註有「A」之副本將於股東特別大會上提呈)(「買賣協議」)之條款及條件;

(b) 同意、批准及確認買賣協議及就實行此協議下之所有交易;及

(c) 授權本公司任何一位董事簽署及作出彼等認為就實行買賣協議及此協議下之交易行使或在其認為必須或適當情況下,簽署所有文件及辦理所有事宜。」

承董事局命
公司秘書
黃文傑

香港,二零零六年九月二十九日

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
八樓

www.goldpeak.com

附註：

1. 股東特別大會之代表委任表格隨本通函附上。

2. 凡合資格出席以上述通告召開之股東特別大會及於會上投票之任何股東均有權委任一名或以上之代表，代其出席並於大會上投票表決時代表其投票。委任代表毋須為本公司股東。

3. 如本公司任何股份有聯名登記持有人，則任何一位該等人士均可就該股份於股東特別大會上親身或委派代表投票，猶如唯一合資格投票者，惟倘超過一名該等聯名持有人親身或委派代表出席大會，則就該股份而名列本公司股東名冊首位之該名出席大會之持有人方有權投票。

4. 代表委任表格連同已簽署之授權書（如有）或經由公證人簽署證明之授權書副本，必須於股東特別大會或其任何續會（視乎情況）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界葵涌葵榮路三十號金山工業中心八樓，方為有效。如未能及時交回，則代表委任表格將會視作無效。倘股東欲出席股東特別大會或其任何續會，填妥及交回代表委任表格後並不會妨礙股東親身出席及於會上投票。

5. 截至本通告日期，董事局成員包括執行董事羅仲榮先生*（主席兼總裁）*、吳崇安先生*（副主席）*、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生及周國偉先生；非執行董事王維勤先生及張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）
（股票代號：40）

GOLD PEAK

須予披露交易
GP工業收購CIHL股份

金山工業（集團）有限公司之財務顧問



百德能
證券

主席兼總裁函件載於本通函第3至6頁。

二零零六年九月十一日


商界展關懷
caringcompany 2002-06

目 錄

頁次

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「收購」	指	於二零零六年八月十六日至二零零六年八月二十一日期間在公開市場收購合共4,647,000股CIHL股份
「董事局」	指	董事局
「CIHL」	指	CIH Limited，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業之非全資附屬公司
「CIHL股份」	指	CIHL股本中每股面值0.30新加坡元之股份
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市
「完成」	指	收購於二零零六年八月二十一日完成
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.2%股權之聯營公司
「GP工業」	指	GP工業有限公司，於新加坡註冊成立的有限公司，其股份於新加坡證券交易所上市，為本公司擁有約87.0%權益的附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零六年九月八日，即確定此通函部份資料以刊印此通函之最後實際可行日期

「上市規則」	指	香港聯交所證券上市規則
「資產淨值」	指	根據CIHL截至二零零六年三月三十一日止財政年度已審核財務報表所計算CIHL於二零零六年三月三十一日之綜合資產淨值
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司每面值0.50港元之普通股
「股東」	指	股份持有人
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本通函內,除文義另有所指外,若干以新加坡元結算之款額按匯率1.00新加坡元兑4.95港元換算為港元,僅供參考用途。有關兑換並不代表新加坡元款額已經或可能按該匯率或任何其他匯率換算為港元;或港元款額已經或可能按該匯率或任何其他匯率換算為新加坡元。


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

須予披露交易
GP工業收購CIHL股份

引言

本公司之非全資附屬公司GP工業於二零零六年八月十六日至二零零六年八月二十一日期間,於公開市場收購合共4,647,000股CIHL股份,以內部資源撥付現金支付。

基於上市規則第14.07條中之有關百份比率,根據上市規則,收購構成本公司之須予披露交易。

收購

本公司之非全資附屬公司GP工業於二零零六年八月十六日至二零零六年八月二十一日期間，於公開市場收購合共4,647,000股CIHL股份，以內部資源撥付現金支付。該等CIHL股份分別於上述四個交易日，各自按介乎每股CIHL股份約2.09新加坡元至約2.10新加坡元之平均每日價格（不包括經紀佣金及其他交易成本）購入。

除收購外，本集團於十二個月期間共購入1,426,511股CIHL股份，詳情已列載於二零零五年十一月十六日由本公司致股東之通函內。

收購資產

收購指於二零零六年八月十六日至二零零六年八月二十一日期間在公開市場收購合共4,647,000股CIHL股份。

就此收購，GP工業購入合共4,647,000股CIHL股份，相當於CIHL全部已發行股本約3.6%。

代價

GP工業購入4,647,000股CIHL股份之總代價約為48,100,000港元，不包括經紀佣金及其他交易成本。

完成

收購於二零零六年八月二十一日完成。於收購前，CIHL為GP工業擁有約67.9%權益之附屬公司，而GP工業為本公司擁有約87.0%權益之附屬公司。因此，CIHL實際為本公司擁有約59.1%權益之附屬公司。於完成後，GP工業於CIHL之股權增至約71.5%，而CIHL實際由本公司擁有約62.1%權益。

基於上市規則第14.07條中之有關百份比率，根據上市規則，收購構成本公司之須予披露交易。

本集團於收購前後之公司結構


收購前
本公司
87.0%
GP工業
67.9%
CIHL
收購後
本公司
87.0%
GP工業
71.5%
CIHL

有關本公司之資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及買賣電池、電子及音響產品、汽車配線、電纜、照明系統產品及發光二極管顯示屏。於收購後，CIHL為GP工業擁有約71.5%權益之附屬公司。

有關GP工業及CIHL之資料

(i) GP工業

GP工業為於新加坡上市之生產及推廣集團，其三項主要業務，分別為電子、照明系統產品及電池。該公司為本公司擁有約87.0%權益之附屬公司，並為本公司主要工業投資工具。於完成後，GP工業持有CIHL約71.5%權益。

(ii) CIHL

CIHL為GP工業之非全資附屬公司，投資於照明系統產品及發光二極管顯示屏。該公司自一九九二年起在新加坡證券交易所上市。

CIHL財務業績概要

CIHL截至二零零五年三月三十一日止十五個月及截至二零零六年三月三十一日止財政年度之財務業績概要如下：

	截至二零零五年三月三十一日止十五個月		截至二零零六年三月三十一日止財政年度	
	經審核（重列）	經審核（重列）	經審核	經審核
	千新加坡元	*千港元等值*	*千新加坡元*	*千港元等值*
營業額	12,972	64,211	7,918	39,194
除税及少數股東權益前溢利	1,430	7,079	566	2,802
除税及少數股東權益後溢利／（虧損）	433	2,143	(2,382)	(11,791)

CIHL於二零零六年三月三十一日之資產淨值約為338,400,000新加坡元（或約1,675,100,000港元）。

進行收購之理由及利益

CIHL股份現時以按相對每股CIHL股份資產淨值約2.618新加坡元折讓最多約20%之價格買賣，故董事局認為，二零零六年八月乃GP工業於市場購入額外CIHL股份之良機，並可增加GP工業於CIHL所持股權。

基於上述各項，董事局相信，收購條款屬公平合理，且收購符合本公司及股東整體利益。

收購之財務影響

董事局相信，收購對集團之盈利、營運資金、資產負債比率、資產及負債並無重大影響。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零六年九月十一日

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則所載上市公司董事進行證券交易標準守則須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	所持股份數目 個人權益	家族權益	合計權益	所佔本公司已發行股本百份比 （百份率）
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勳	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目 1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	–	1,600,000
吳崇安	–	1,600,000
羅仲炳	650,000	1,000,000
羅仲煒	650,000	1,000,000
梁伯全	–	–
顧玉興	–	500,000
莊紹樑	–	500,000
周國偉	500,000	600,000
王維勤	–	1,000,000
張定球	300,000	400,000
呂明華	250,000	300,000
陳志聰	–	–
陳其鑣	–	–

(ii) **關聯公司**

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 *(百份率)*	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 *(百份率)*	所持CIHL普通股份數目	所佔CIHL已發行股本百份比 *(百份率)*	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 *(百份率)*
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	233,363	0.18	860,000	0.19
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410新加坡元 認購期由 二零零二年 三月十七日至 二零一零年 三月十六日	1.600新加坡元 認購期由 二零零二年 十月十一日至 二零一零年 十月十日	1.250新加坡元 認購期由 二零零四年 八月五日至 二零一二年 八月四日	2.500新加坡元 認購期由 二零零五年 六月二十五日至 二零一三年 六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之CIHL股份數目 2.025新加坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456新加坡元 認購期由 二零零二年 四月十四日至 二零一零年 四月十三日	0.62新加坡元 認購期由 二零零三年 四月四日至 二零一一年 四月三日	0.55新加坡元 認購期由 二零零三年 八月十四日至 二零一二年 八月十三日	0.88新加坡元 認購期由 二零零四年 九月十五日至 二零一三年 九月十四日	1.03新加坡元 認購期由 二零零五年 七月五日至 二零一四年 七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉），或根據證券及期貨條例第352條須記入

該條例所述登記冊，或根據上市規則所載上市公司董事進行證券交易標準守則須通知本公司及香港聯交所之權益或淡倉。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目 *(股數)*	所佔本公司已發行股本百份比 *(百份率)*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 *(百份率)*
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chainin Family Limited Partnership	27.14

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 *(百份率)*
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	吳淑英	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	9.58
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd	49.00

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及特許秘書及行政人員公會資深會員。

(b) 本公司之合資格會計師為周國偉先生。周國偉先生為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

DISCLOSEABLE TRANSACTION

Acquisition of CIHL Shares by GP Industries

Financial adviser to Gold Peak Industries (Holdings) Limited



PLATINUM
Securities


RECEIVED

A letter from the Chairman and Chief Executive is set out on pages 3 to 6 of this circular.


caringcompany

11 September 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"	the acquisition of an aggregate of 4,647,000 CIHL Shares from the open market during the period from 16 to 21 August 2006
"Board"	the board of Directors
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and a non-wholly-owned subsidiary of GP Industries
"CIHL Share(s)"	share(s) of S$0.30 each in the share capital of CIHL
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Completion"	the completion of the Acquisition on 21 August 2006
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.2% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.0% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	8 September 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"NAV"	the consolidated net asset value of CIHL as at 31 March 2006 based on the audited financial statements of CIHL for the year ended 31 March 2006
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent

In this circular, unless otherwise stated, certain amounts denominated in Singapore dollars have been converted (for information only) into Hong Kong dollars at an exchange rate of S$1.00 = HK$4.95. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

11 September 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
Acquisition of CIHL Shares by GP Industries

INTRODUCTION

From 16 August 2006 to 21 August 2006, GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 4,647,000 CIHL Shares from the open market which were settled in cash from internal resources.

Based on the relevant percentage ratios under Rule 14.07 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

THE ACQUISITION

GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 4,647,000 CIHL Shares from the open market from 16 August 2006 to 21 August 2006 which were settled in cash from internal resources. These CIHL Shares were acquired at an average daily price ranging from approximately S$2.09 to approximately S$2.10 per CIHL Share respectively, excluding brokerage and other transaction costs, on the respective four trading days.

Save for the Acquisition, the Group increased its shareholding in CIHL by an aggregate of 1,426,511 shares within the 12-month period, details of which have been shown in the circular of the Company to Shareholders dated 16 November 2005.

ASSETS BEING ACQUIRED

The Acquisition of an aggregate of 4,647,000 CIHL Shares from the open market during the period from 16 to 21 August 2006.

Under the Acquisition, an aggregate of 4,647,000 CIHL Shares representing approximately 3.6% of the entire issued share capital of CIHL was acquired by GP Industries.

CONSIDERATION

The total consideration for an aggregate of 4,647,000 CIHL Shares purchased by GP Industries in August 2006 amounted to approximately HK$48.1 million, excluding brokerage and other transaction costs.

COMPLETION

The Acquisition was completed on 21 August 2006. Before the Acquisition, CIHL was an approximately 67.9% owned subsidiary of GP Industries which in turn is an approximately 87.0% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 59.1% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 71.5% and CIHL is effectively approximately 62.1% owned by the Company.

Based on the relevant percentage ratios under Rule 14.07 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE ACQUISITION


Before the Acquisition
Company
87.0%
GP Industries
67.9%
CIHL
After the Acquisition
Company
87.0%
GP Industries
71.5%
CIHL

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. After the Acquisition, CIHL is an approximately 71.5% owned subsidiary of GP Industries.

INFORMATION ON GP INDUSTRIES AND CIHL

(i) GP Industries

GP Industries is a Singapore listed manufacturing and marketing group comprising three major businesses, namely electronics, light fittings products and batteries. It is an approximately 87.0% owned subsidiary of the Company and the main industrial investment vehicle of the Company. Upon Completion, GP Industries holds an approximately 71.5% interest in CIHL.

(ii) CIHL

CIHL is a non wholly-owned subsidiary of GP Industries and holds investments in light fittings products and light emitting diode display screens. It has been listed on the Singapore Stock Exchange since 1992.

SUMMARY OF FINANCIAL RESULTS OF CIHL

A summary of the financial results of CIHL for the 15 months ended 31 March 2005 and for the financial year ended 31 March 2006 are as follows:

	For the 15 months ended 31 March 2005		**For the financial year ended 31 March 2006**	
	Audited (Re-stated)	**Audited (Re-stated)**	**Audited**	**Audited**
	S$'000	*HK$'000 equivalent*	*S$'000*	*HK$'000 equivalent*
Turnover	12,972	64,211	7,918	39,194
Profit before tax and minority interests	1,430	7,079	566	2,802
Profit (loss) after tax and minority interests	433	2,143	(2,382)	(11,791)

The NAV of CIHL as at 31 March 2006 amounted to approximately S$338.4 million (equivalent to approximately HK$1,675.1 million).

REASONS FOR AND BENEFITS OF THE ACQUISITION

As the CIHL Shares currently have been traded at a discount to the NAV per CIHL Share of approximately S$2.618 of up to approximately 20%, the Board considered that it was a good opportunity for GP Industries to purchase additional CIHL Shares from the market and increase GP Industries' equity shareholding in CIHL in August 2006.

In light of the above, the Board believes that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION

The Board believes that the Acquisition will not give rise to any material effect on the earnings, working capital, gearing ratio and the assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held			Percentage shareholding in the issued share capital of the Company
	Personal interests	Family interests	Total interests	*(%)*
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	–	1,600,000
Andrew NG Sung On	–	1,600,000
Kevin LO Chung Ping	650,000	1,000,000
Paul LO Chung Wai	650,000	1,000,000
LEUNG Pak Chuen	–	–
Richard KU Yuk Hing	–	500,000
Andrew CHUANG Siu Leung	–	500,000
CHAU Kwok Wai	500,000	600,000
Raymond WONG Wai Kan	–	1,000,000
Vincent CHEUNG Ting Kau	300,000	400,000
LUI Ming Wah	250,000	300,000
Frank CHAN Chi Chung	–	–
CHAN Kei Biu	–	–

(ii) **Associated Corporations**

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	860,000	0.19
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-
CHAN Kei Biu	-	-	-	-	-	-	-	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	–	–	–	170,000

Name of Director	Number of CIHL Shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from 25 May 2002 to 24 May 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.62 with option period from 4 April 2003 to 3 April 2011	S$0.55 with option period from 14 August 2003 to 13 August 2012	S$0.88 with option period from 15 September 2004 to 14 September 2013	S$1.03 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	–	–	–	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	–	–	–	–	180,000
Raymond WONG Wai Kan	–	–	–	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to

have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances of general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chainin Family Limited Partnership	27.14

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
	Huizhou Desay Industry Co Ltd	10.00
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	5.00
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc	9.58
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd	49.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.